Exhibit 99.1

TARGET LOGISTICS, INC. NET INCOME INCREASES 94% FOR FIRST QUARTER

Company leverages technology and presence in key markets to drive top and bottom line performance

Contact:
Paul G. Henning
Cameron Associates
212 554 5462
phenning@cameronassociates.com

Highlights:
•	Operating Income Grows 76%
•	Revenue up 9.4%
•	FY 2006 Outlook: Revenue +10-12%; Net Profit +40-80%

Baltimore, Maryland- November 1, 2005 - Target Logistics, Inc. (OTC BB: TARG), a domestic and international freight forwarder and logistics provider, today announced net income for the first quarter ended September 30, 2005 of $477,078 or $.02 per diluted share ($0.03 per basic share), an increase of 94% compared to $245,723 or $.01 per diluted and basic share reported in the first quarter ended September 30, 2004. First quarter revenue was $36.1 million, an increase of 9.4% from the $33.0 million reported in the comparable 2004 period.

Operating income for the 2006 first quarter was $880,519 reflecting an increase of 76% over the $499,936 reported in the comparable 2005 first quarter.

“Our continued strong financial results underscore our business strategy which is to strengthen Target’s presence in our existing markets through internal growth and acquisitions and to leverage our growing freight volume to substantially increase gross profit and operating income,” said Stuart Hettleman, President and Chief Executive Officer. “This quarter is Target Logistics’ 12th consecutive quarter of profitability.”

“Based on our past three year’s performance, we are at a point in Target’s development where the investments we have made in people, technology and growing our footprint have provided significant improvement to our net income. We fully expect that we can continue this trend of bringing a significantly larger percentage of our steady top line growth to the bottom line, “Mr. Hettleman concluded.

Philip Dubato, Chief Financial Officer of Target Logistics said, “Our balance sheet remains robust, with cash and available credit of $14.2 million, which is available to fund our plans for internal growth and additional future strategic acquisitions in a fragmented marketplace.”

The company noted that for the year ending June 30, 2006, it expects to see revenue increase 10-12% and net profit increase 40-80% compared to fiscal 2005. The wide range in projected net profit for FY ’06 reflects the extent of the substantial operating leverage the company believes it can bring to bear with relatively modest incremental increases in revenue.

In the fall of 2004, the company projected revenue growth of 9-11% and earnings growth of 80-120% for fiscal year ending June 30, 2005. In fiscal 2005, Target Logistics achieved revenue growth of 9.8% and earnings growth of 189%.

Target Logistics will hold a conference call at 4:00 PM. ET on Tuesday, November 1, 2005. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at http://phx.corporate-ir.net/playerlink.zhtml?c=62341&s=wm&e=1153796.  The call will also be available by dialing (800) 901-5247, or for international callers, (617) 786-4501 and by using the confirmation code 22331242. A replay of the teleconference will be available until November 30, 2005 at www.targetlogistics.com. A replay will also be available by dialing (888) 286 8010 (domestic) or 617 801 6888 (international) and by using confirmation code 48431665.

Target Logistics will hold a conference call at 4:00 PM. ET on Tuesday, November 1, 2005. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at http://phx.corporateir.net/playerlink.zhtml?c=62341&s=wm&e=1129276.  The call will also be available by dialing (866) 825-1709, or for international callers, (617) 213-8060 and by using the confirmation code 56298084. A replay of the teleconference will be available until October 8, 2005 at www.targetlogistics.com. A replay will also be available by dialing (888) 286 8010 (domestic) or 617 801 6888 (international) and by using confirmation code 47558778.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 34 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

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--Financial tables to follow--

Target Logistics, Inc.
Consolidated Statements of Operations

	Three months ended September 30,
	2005	2004

Operating revenues	$36,145,785	$33,036,577
Cost of transportation	24,305,199	22,687,132
Gross profit	11,840,586	10,349,445

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)	3,897,923	3,935,696
SG&A - Target subsidiary	6,651,863	5,554,458
SG&A - Corporate	288,159	247,790
Depreciation and amortization	122,122	111,565
Selling, general and administrative expenses	10,960,067	9,849,509

Operating income	880,519	499,936

Other income (expense):
Interest (expense)	(34,083)	(38,516)

Income before taxes	846,436	461,420
Provision for income taxes	369,358	215,697
Net income	$477,078	$245,723

Net Income per share attributable to common shareholders:
Basic	$0.03	$0.01
Diluted	$0.02	$0.01

Weighted average shares outstanding:
Basic	15,858,427	15,827,278
Diluted	21,470,288	21,469,959

Target Logistics, Inc. and Subsidiaries
Selected Balance Sheet Data

	September 30, 2005	June 30, 2005
	(unaudited)	(audited)

Cash and cash Equivalents	$6,078,817	$6,525,577

Total Current Assets	$28,531,400	$28,789,386

Total Assets	$43,631,267	$42,599,718

Current Liabilities	$23,639,472	$23,004,905

Long Term Liabilities	$387,861	$435,054

Working Capital	$4,891,928	$5,784,481

Shareholders' Equity	$19,603,934	$19,159,759

Credit Line Availability	$8,078,360	$10,256,965